UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

TELUS International (Cda) Inc.
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
87975H100
(CUSIP Number)
TELUS Corporation Floor 7, 510 West Georgia Street Vancouver, BC V6B 0M3 Telephone: (604) 695-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87975H100

1		Names of Reporting Persons. TELUS Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 153,442,032[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 153,442,032[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 153,442,032[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 59.3%[2]
14		Type of Reporting Person (See Instructions) HC

1.	Consists of 1,438,013 subordinate voting shares, no par value, of the Issuer (“Subordinate Voting Shares”) and 152,004,019 multiple voting shares of the Issuer (“Multiple Voting Shares”) held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share.

2.	This percentage is calculated based upon 106,830,312 outstanding Subordinate Voting Shares of the Issuer and 167,381,876 outstanding Multiple Voting Shares of the Issuer as disclosed in the Issuer’s Annual Report on Form 20-F for the year ending December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2024 (the “2023 20-F”). The Reporting Person, therefore, held 90.8% of the outstanding Multiple Voting Shares and 1.3% of the outstanding Subordinate Voting Shares, which represents 85.4% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares. Assuming the Reporting Person converted all of its Multiple Voting Shares into Subordinate Voting Shares and BPEA does not convert its Multiple Voting Shares into Subordinate Voting Shares, the Reporting Person would have 59.3% of the outstanding Subordinate Voting Shares.

Item 1.  Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on May 26, 2023 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to Subordinate Voting Shares of TELUS International (Cda) Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

This Amendment further amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the final paragraph:

Following a conversion by Riel B.V. (“BPEA”) of 32,550,000 Multiple Voting Shares into an equal number of Subordinate Voting Shares, as reflected in an amendment to Schedule 13G filed by BPEA with the SEC on February 14, 2024, the percentage of Subordinate Voting Shares outstanding beneficially owned by the Reporting Person decreased from approximately 68.1%, as reported on the Original Schedule 13D, to approximately 59.3%, in each case, calculated assuming conversion of all Multiple Voting Shares owned or acquired by the Reporting Person into Subordinate Voting Shares. The Reporting Person has not transacted in Issuer securities since the Original Schedule 13D was filed, but is filing this Amendment to report its change in beneficial ownership of its Subordinate Voting Shares resulting from BPEA’s conversion.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the third and fourth paragraphs of Item 5 of the Original Schedule 13D in its entirety as set forth below:

The calculation of the percentage of Subordinate Voting Shares outstanding beneficially owned by the Reporting Person or a Schedule I Person, as the case may be, is based upon 106,830,312 outstanding Subordinate Voting Shares of the Issuer and 167,381,876 outstanding Multiple Voting Shares of the Issuer as of December 31, 2023, as reported by the Issuer in the 2023 20-F.

As of February 14, 2024, the Reporting Person beneficially owned an aggregate of 1,438,013 Subordinate Voting Shares and 152,004,019 Multiple Voting Shares, which together represent approximately 59.3% of the outstanding shares of Subordinate Voting Shares, calculated assuming conversion of all Multiple Voting Shares owned or acquired by the Reporting Person into Subordinate Voting Shares. All such Subordinate Voting Shares and Multiple Voting Shares are held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the descriptions of the Shareholders’ Agreement and the Registration Rights Agreement in Item 6 of the Original Schedule 13D in their entirety as set forth below:

Shareholders’ Agreement

The Reporting Person entered into a shareholders’ agreement (the “Shareholders’ Agreement”) with the Issuer and BPEA upon consummation of the Issuer’s initial public offering that governs the relationship between the Reporting Person, the Issuer and BPEA. On March 9, 2023, the Reporting Person, the Issuer and BPEA amended the Shareholders’ Agreement to eliminate initial post-IPO transition requirements, remove BPEA’s rights regarding the nomination of directors and appointment of observers to our Board and confirm the Reporting Person’s and the Company’s rights to nominate individuals to serve on our Board. The parties further amended the Shareholders’ Agreement on December 16, 2023, to revise the terms of the Reporting Person’s right of first offer, pursuant to which BPEA agreed not to, under certain circumstances, sell or transfer their shares in the Issuer without first providing Reporting Person with a right to purchase such shares.

Board Appointment Rights. The Shareholders’ Agreement provides that so long as the Reporting Person continues to beneficially own at least 50% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares, the Issuer will agree to nominate individuals designated by the Reporting Person representing a majority of the Issuer Board.

If the Reporting Person owns at least 5% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares but less than 50%, the number of directors the Reporting Person may nominate as a percentage of the Issuer Board will be the greater of (i) the number of directors proportionate to the percentage of combined voting power of shares that it holds and (ii) one individual. The Shareholders’ Agreement also provides that, for so long as the Reporting Person continues to beneficially own at least 50% of the combined voting power of Multiple Voting Shares and Subordinate Voting Shares, the chair of the Issuer Board will be a designee of the Reporting Person. The Shareholders’ Agreement also provides that the Issuer agrees to nominate the Issuer’s chief executive officer to the Issuer Board. The seat on the Issuer Board to be held by our chief executive officer does not represent one of the director nominees provided to the Reporting Person under the Shareholders’ Agreement. The Shareholders’ Agreement was amended in March 2023 to provide that BPEA is no longer entitled to any director nomination rights.

Board Committee Appointment Rights. The Shareholders’ Agreement provides that for so long as the Reporting Person continues to beneficially own at least 50% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares, the Reporting Person will be entitled, but not obligated, to select the chair of the Issuer Board and the chairs of the human resources and governance and nominating committees of the Issuer Board. The Shareholders’ Agreement also provides, subject to compliance with the independence requirements of applicable securities laws and listing requirements of the New York Stock Exchange and Toronto Stock Exchange, that so long as the Reporting Person is entitled to nominate at least one individual to the Issuer Board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of the audit, human resources committee and governance and nominating committees of the Issuer Board.

Special Shareholder Rights of the Reporting Person. The Shareholders’ Agreement provides that for so long as the Reporting Person retains at least 50% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares, the Reporting Person has approval rights related to certain matters including, among others, the selection and the ability to direct the removal, of the Issuer’s chief executive officer, increase or decrease of the size of the Issuer Board, issuance of the Multiple Voting Shares and Subordinate Voting Shares, amendments to the Issuer’s articles, consolidations or mergers with non-affiliated entities and entering into a change of control transaction, disposing of all or substantially all of the Issuer’s assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings.

Reporting Person’s Right of First Offer. In addition, pursuant to the Shareholders’ Agreement, BPEA agreed not to, directly or indirectly, sell, transfer or otherwise dispose of any Multiple Voting Shares or Subordinate Voting Shares, whether by registered offering, private sale, disposition over the facilities of a stock exchange or otherwise, in a single transaction or series of transactions over a three-month period for gross proceeds of $30.0 million or more, without first providing the Reporting Person with a right of first offer to purchase such multiple voting shares or subordinate voting shares.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, which is filed as Exhibit 2 and incorporated herein by reference, and the amendments to the Shareholders’ Agreement, which are filed as Exhibits 3, 6 and 7 and incorporated herein by reference.

Registration Rights Agreement

On February 5, 2021, in connection with the Issuer’s initial public offering, the Issuer entered into a registration rights agreement (as has been amended from time to time, the “Registration Rights Agreement”) with the Reporting Person and BPEA, and, pursuant to amendments in June 2021 and January 2023, respectively, the Issuer’s chief executive officer and two other employees and, in connection with the closing of the WillowTree acquisition, certain members of management of WillowTree who hold Subordinate Voting Shares (collectively, the “Other Parties”) pursuant to which the Issuer agreed to provide the Reporting Person or BPEA with certain demand registration rights. The Registration Rights Agreement also provides certain piggyback registration rights to the Reporting Person and the Other Parties in certain situations. The Registration Rights provides all parties with certain resale registration rights that require the Issuer to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of Subordinate Voting Shares.

Under the Registration Rights Agreement, as amended, the Issuer will be generally responsible for all registration expenses in connection with the performance of its obligations under the registration rights provisions in the Registration Rights Agreement. The Reporting Person, BPEA and the other selling shareholders will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.

The Registration Rights Agreement contains customary representations, covenants, and indemnification and contribution provisions by the Issuer for the benefit of the selling shareholders and, in limited situations, by the selling shareholders for the Issuer’s benefit of the Issuer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4 and incorporated herein by reference, and the amendments thereto, which are filed as Exhibits 5, 8 and 9 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

This Amendment further amends and supplements Item 7 of the Original Schedule 13D by inserting the following exhibits:

Exhibit	Description
6.	Amended and Restated Shareholders’ Agreement, dated as of June 16, 2023, among the Reporting Person, BPEA and the Issuer (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report furnished to the SEC on Form 6-K on August 4, 2023).
7.	Amendment to the Amended and Restated Shareholders’ Agreement, dated as of December 16, 2023 (filed as Exhibit 2.8 to the 2023 20-F).
8.	Second Amendment and Joinder to the Registration Rights Agreement, dated as of June 16, 2023 (incorporated by reference to Exhibit 99.6 to the Issuer’s Current Report furnished to the SEC on Form 6-K on August 4, 2023).
9.	Third Amendment to the Registration Rights Agreement, dated as of December 21, 2023 (filed as Exhibit 2.6 to the 2023 20-F).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024	TELUS Corporation

	By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Executive Vice President and Chief Legal and Governance Officer

SCHEDULE I

Below are the names, present principal occupations and number of Subordinate Voting Shares beneficially owned by each of the executive officers and directors of the Reporting Person. Unless otherwise noted, each of these persons is a Canadian citizen, has a business address of 510 West Georgia Street, Floor 7, Vancouver, British Columbia V6B 0M3, Canada, and beneficially owns less than one percent of the outstanding Subordinate Voting Shares.

Name	Principal Occupation	Number of Subordinate Voting Shares Beneficially Owned

Daren Entwistle	President, Chief Executive Officer, Director	29,700

Doug French	Executive Vice-President and Chief Financial Officer	15,466

Navin Arora	Executive Vice-President and President, Business Solutions	12,100

Tony Geheran	Executive Vice-President and Chief Operations Officer	29,103

Zainul Mawji	Executive Vice-President and President, Consumer Solutions	—

Sandy McIntosh	Executive Vice-President, People & Culture and Chief Human Resources Officer	3,486

Andrea Wood	Executive Vice President and Chief Legal and Governance Officer	6,850

Raymond T. Chan	Director	7,500

Hazel Claxton	Director	833

Lisa de Wilde	Director	2,083

Victor Dodig	Director	—

Tom Flynn	Director	2,000

Mary Jo Haddad	Director	850

Christine Magee	Director	4,000

John Manley	Director (Chair)	—

David Mowat	Director	5,000

Marc Parent	Director	5,217

Denise Pickett	Director	4,800

W. Sean Willy	Director	—

EXHIBIT INDEX

Exhibit	Description
1.	Share Purchase Agreement, dated May 16, 2023, between the TELUS International Holding Inc. and BPEA (incorporated by reference to Exhibit 99.1 to the Schedule 13D furnished to the SEC on May 26, 2023).
2.	Shareholders’ Agreement, dated February 5, 2021, among TELUS Communications Inc. and BPEA and the Issuer (incorporated by reference to Exhibit 10.7 to the amendment to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 19, 2021 (SEC File No. 333-251993)).
3.	Amendment No. 1 to the Shareholders’ Agreement, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report furnished to the SEC on Form 6-K on March 15, 2023).
4.	Registration Rights Agreement, dated February 5, 2021, among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. BPEA and the Issuer (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on February 5, 2021).
5.	Amendment to the Registration Rights Agreement, dated January 3, 2023 (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report furnished to the SEC on Form 6-K on January 9, 2023).
6.	Amended and Restated Shareholders’ Agreement, dated as of June 16, 2023, among the Reporting Person, BPEA and the Issuer (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report furnished to the SEC on Form 6-K on August 4, 2023).
7.	Amendment to the Amended and Restated Shareholders’ Agreement, dated as of December 16, 2023 (filed as Exhibit 2.8 to the 2023 20-F).
8.	Second Amendment and Joinder to the Registration Rights Agreement, dated as of June 16, 2023 (incorporated by reference to Exhibit 99.6 to the Issuer’s Current Report furnished to the SEC on Form 6-K on August 4, 2023).
9.	Third Amendment to the Registration Rights Agreement, dated as of December 21, 2023 (filed as Exhibit 2.6 to the 2023 20-F).